Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are (i) forms of a letter providing updated voting results which are being sent to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C (separate forms are attached for participants who have voted for the consolidation, participants who have voted against the consolidation and participants who have not voted) and (ii) an unsolicited letter received from a participant that will accompany the letter sent to participants in Empire State Building Associates L.L.C.:

[For participants who have voted For]

April 2, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

This is an update of the consent to approve the consolidation and proceed with an IPO as a REIT on the New York Stock Exchange.

As of the close of business on April 2, we have received approximately 94 % of the votes for the proposal needed to approve the transaction from Empire State Building Associates (“ESBA”). As of April 2, approximately 87% of all interests had voted.

Entity	Total Vote For Transaction	Required Vote
Empire State Building Associates	75%	80% per group

In the same vote for 60 East 42nd St. Associates, we have received approximately 96% of the votes for the proposal needed to approve the transaction. As of April 2, approximately 90% of all interests had voted. In the same vote for 250 West 57th St. Associates, we have received more than the required total of votes.

Entity	Total Vote For Transaction	Required Vote
60 East 42nd St. Associates	86%	90% per group
250 West 57th St. Associates	85%	75% in eight out of ten groups

See below for more detail and important information regarding results for the consolidation proposal and the third party portfolio sale. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

Our letter of March 21 said the solicitation is open until at least such time as the Court overseeing the class action settlement issues its decision on the LLC matter, which could come on or before May 2. While it was in all investors’ interests for us to leave the vote open, it is in all investors’ interests for us to have the necessary super-majority in hand as soon as possible, even if before the ruling of the Court. The sooner we complete the solicitation process, the sooner the expenses and disruption to all participants may be brought to an end, and the benefits can be achieved.

We firmly believe the proposed transaction offers you better advantages and opportunities than your current investment, and we thank you for your support. We hope that you will contact us at 212-850-2660 or our proxy solicitor, MacKenzie Partners, at 1-888-410-7850 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on April 2, 2013:

•	Empire State Building Associates:

•	Of those voting, approximately 86% of the entity (86-87% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 95% of the entity (91-98% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 95% of the entity (88-99% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business April 2, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	Empire State Building Associates:

•	Of those voting, approximately 79% of the entity (77-81% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 86% of the entity (76-91% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 85% of the entity (79-93% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

[For participants who have voted against]

April 2, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

This is an update of the consent to approve the consolidation and proceed with an IPO as a REIT on the New York Stock Exchange.

As of the close of business on April 2, we have received approximately 94 % of the votes for the proposal needed to approve the transaction from Empire State Building Associates (“ESBA”). As of April 2, approximately 87% of all interests had voted.

Entity	Total Vote For Transaction	Required Vote
Empire State Building Associates	75%	80% per group

In the same vote for 60 East 42nd St. Associates, we have received approximately 96% of the votes for the proposal needed to approve the transaction. As of April 2, approximately 90% of all interests had voted. In the same vote for 250 West 57th St. Associates, we have received more than the required total of votes.

Entity	Total Vote For Transaction	Required Vote
60 East 42nd St. Associates	86%	90% per group
250 West 57th St. Associates	85%	75% in eight out of ten groups

See below for more detail and important information regarding results for the consolidation proposal and the third party portfolio sale. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

Our letter of March 21 said the solicitation is open until at least such time as the Court overseeing the class action settlement issues its decision on the LLC matter, which could come on or before May 2. While it was in all investors’ interests for us to leave the vote open, it is in all investors’ interests for us to have the necessary super-majority in hand as soon as possible, even if before the ruling of the Court. The sooner we complete the solicitation process, the sooner the expenses and disruption to all participants may be brought to an end, and the benefits can be achieved.

If you have voted “against” the consolidation proposal, we urge you to consider now changing your vote to be “FOR” all the proposals. We have enclosed a new consent form for your convenience. We are on standby to answer any question you have, including on weekends.

We firmly believe the proposed transaction offers you better advantages and opportunities than your current investment, and we hope that you will change your recorded vote to be in favor of the proposed transaction as soon as possible.

[Contact Person] is available to assist you with any question you may have. You can reach him at [Phone Number ]. We hope that you will contact us or our proxy solicitor, MacKenzie Partners, at 1-888-410-7850 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on April 2, 2013:

•	Empire State Building Associates:

•	Of those voting, approximately 86% of the entity (86-87% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 95% of the entity (91-98% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 95% of the entity (88-99% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business April 2, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	Empire State Building Associates:

•	Of those voting, approximately 79% of the entity (77-81% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 86% of the entity (76-91% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 85% of the entity (79-93% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

[For participants who have not voted]

April 2, 2013

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

This is an update of the consent to approve the consolidation and proceed with an IPO as a REIT on the New York Stock Exchange.

As of the close of business on April 2, we have received approximately 94 % of the votes for the proposal needed to approve the transaction from Empire State Building Associates (“ESBA”). As of April 2, approximately 87% of all interests had voted.

Entity	Total Vote For Transaction	Required Vote
Empire State Building Associates	75%	80% per group

In the same vote for 60 East 42nd St. Associates, we have received approximately 96% of the votes for the proposal needed to approve the transaction. As of April 2, approximately 90% of all interests had voted. In the same vote for 250 West 57th St. Associates, we have received more than the required total of votes.

Entity	Total Vote For Transaction	Required Vote
60 East 42nd St. Associates	86%	90% per group
250 West 57th St. Associates	85%	75% in eight out of ten groups

See below for more detail and important information regarding results for the consolidation proposal and the third party portfolio sale. Note: the consolidation and IPO and third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

Our letter of March 21 said the solicitation is open until at least such time as the Court overseeing the class action settlement issues its decision on the LLC matter, which could come on or before May 2. While it was in all investors’ interests for us to leave the vote open, it is in all investors’ interests for us to have the necessary super-majority in hand as soon as possible, even if before the ruling of the Court. The sooner we complete the solicitation process, the sooner the expenses and disruption to all participants may be brought to an end, and the benefits can be achieved.

If you have not yet voted, we urge you now to vote “FOR” all the proposals. We have enclosed a new consent form for your convenience. We are on standby to answer any question you have, including on weekends.

We firmly believe the proposed transaction offers you better advantages and opportunities than your current investment, and we hope that you will submit your vote in favor of the proposed transaction as soon as possible.

[Contact person] is available to assist you with any question you may have. You can reach him at [Phone number]. We hope that you will contact us or our proxy solicitor, MacKenzie Partners, at 1-888-410-7850 if we can assist you in any way.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on April 2, 2013:

•	Empire State Building Associates:

•	Of those voting, approximately 86% of the entity (86-87% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 95% of the entity (91-98% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 95% of the entity (88-99% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business April 2, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	Empire State Building Associates:

•	Of those voting, approximately 79% of the entity (77-81% in each group) have approved

•	Consent forms have been received from approximately 87% of the entity (86-87% in each group)

•	60 East 42nd St. Associates:

•	Of those voting, approximately 86% of the entity (76-91% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (86-94% in each group)

•	250 West 57th St. Associates:

•	Of those voting, approximately 85% of the entity (79-93% in each group) have approved

•	Consent forms have been received from approximately 90% of the entity (84-97% in each group)

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

The following unsolicited letter from an investor with no business or family relationship with Malkin Holdings was sent to Peter Malkin via email on March 28, 2013 with permission to distribute to ESBA investors:

To fellow ESBA Participants:

My name is David Polson. I handle financial matters for my mother Elaine Polson, who is also a Participant. Our family voted Yes to the Empire State Realty IPO for the following reasons (among others):

Market Realization of an Important Investment — in the current arcane quasi-partnership format that Participants are in now, there is no organized market, and to my knowledge if we need to realize value or just know what it could be, we have to ask Malkin Properties to privately find a buyer. This is obviously a highly unsatisfactory method of price discovery, and could result in an enormous sacrifice in value depending on the real estate market environment, an investor’s need for cash, and the individual situation with the Empire State Building (ESB). It is also quite frustrating to simply not know what our important investment is legitimately worth at any one time. Certainly we believe that bringing our investment public greatly satisfies the need for price discovery and our ability to monetize the investment if we need to do so.

Maintenance of Exposure to the ESB - In the proposed REIT, ESB is a very large proportion of the REIT’s initial property pool, so those who are interested in ESBA (such as the Polsons) in terms of the original investment’s exposure to a marquis property, similarly participate in its future in the new structure.

We like the prospect of Pooling more properties - we take comfort in the added properties, as we believe diversification should offset the risk of a few properties not performing. ESB is a great building and has great long-term potential but we have obviously seen the partnership payments vary tremendously over the years. Should we newly get exposure to many properties across several markets, there is more potential for outperforming properties to offset the underperforming ones, thereby potentially lending more stability to our distributions. Moreover, if the REIT chooses to grow it can do so through purchasing/leasing new properties, and in turn potentially enhancing the diversification further.

Better Structure for Information Disclosure - as an organized public REIT there will be disclosure requirements mandated by the Securities and Exchange Commission in terms of their frequency and detail (financial and operational), and I would expect that we will get far better disclosure from the new REIT’s operations in terms of their frequency and quality than we do now.

Like other Participants, we are not crazy about the 10% overrides, but 10% overrides were approved by the Participants years ago and from my reading of the old documents we think some Participants’ arguments as to their inapplicability to the REIT deal are quite flimsy. And frankly, we would much rather have 90% of ESBA in a new strong REIT company than 100% of it in the old structure.

We appreciate the deal-Naysayers’ past efforts to challenge the deal insofar as such efforts have produced some benefits. However, it appears that all they really wish to do at this point is to destroy the transaction, and we in turn do not find their efforts to be at all helpful.

David Polson